EXHIBIT B
TO SCHEDULE 13D/A

NUMBER OF SHARES

The following paragraphs describe shares of Class A Common Stock beneficially owned by each Reporting Person, including shares with respect to which each Reporting Person has, or may be deemed to have, sole and/or shared power to vote or to direct the voting, or to dispose or to direct the disposition.

Frank B. Holding, Jr. Mr. Holding is, or may be deemed to be, the beneficial owner of an aggregate of 583,959 shares of Class A Common Stock, amounting to 5.69% of the outstanding Class A Common Stock, as described in the table below.

Holder of Shares	Number of Shares	Voting Power		Dispositive Power	
		Sole	Shared	Sole	Shared
Frank B Holding, Jr.	206,942	206,942	-0-	206,942	-0-
As Trustee and beneficiary of Frank B. Holding Jr. #1 2025 Grantor Retained Annuity Trust	95,829	95,829	-0-	95,829	-0-
As Trustee and beneficiary of Frank B. Holding Jr. #2 2025 Grantor Retained Annuity Trust	106,000	106,000	-0-	106,000	-0-
As beneficiary of trust	11,140	11,140	-0-	11,140	-0-
By spouse (1)	3,728	-0-	3,728	-0-	3,728
By spouse as Trustee and beneficiary of Ruth P. Holding 2025 Grantor Retained Annuity Trust (1)	115,000	-0-	115,000	-0-	115,000
As custodian for grandson	3,416	3,416	-0-	3,416	-0-
As custodian for grandson	1,591	1,591	-0-	1,591	-0-
As Custodian for grandson	317	317	-0-	317	-0-
As Trustee of trust	73	73	-0-	73	-0-
As Trustee of trust	73	73	-0-	73	-0-
As Trustee of trust	73	73	-0-	73	-0-
As Trustee of trust	86	86	-0-	86	-0-
By Robert P. Holding Foundation (2)	36,460	-0-	36,460	-0-	36,460
By Ella Ann and Frank B. Holding Foundation (2)	3,231	-0-	3,231	-0-	3,231
Total	583,959	425,540	158,419	425,540	158,419

(1) All shares are held separately by Mr. Holding's spouse, either individually or as trustee of her trust. Although Mr. Holding may be considered to have shared voting and dispositive power with respect to the shares because of their spousal relationship, he disclaims beneficial ownership of the shares held by his spouse and this Schedule 13D/A shall not be construed as an admission that Mr. Holding is the beneficial owner of those shares.

(2) Each Foundation is a charitable foundation organized as a non-profit corporation under Section 501(c)(3) of the Internal Revenue Code. Mr. Holding serves as an officer and one of five directors of each of the Foundations and, as a result, may be considered to have shared voting and/or dispositive power with respect to shares held by the Foundations. These shares also are listed as beneficially owned by Hope H. Bryant and Olivia B. Holding. Mr. Holding disclaims beneficial ownership of those shares.

Mr. Holding disclaims voting and dispositive power with respect to certain shares of the Issuer's Class A Common Stock which are not listed in the table above as follows:

- **(a)** an aggregate of 16,497 shares held by a family member as trustee of an irrevocable trust for the benefit of his adult son;
- **(b)** an aggregate of 24,641 shares held individually by his adult children and their spouses;
- **(c)** an aggregate of 479,889 shares held by certain corporations of which Mr. Holding and/or his spouse are shareholders but of which neither of them serves as a director or officer as follows:

Southern BancShares (N.C.), Inc., Mt. Olive, N.C., and its wholly-owned bank subsidiary – 192,063 shares; Fidelity BancShares (N.C.), Inc., Fuquay-Varina, N.C. – 100,000 shares; YVC Holdings, Inc. – 174,469 shares; Twin States Farming, Inc. – 12,530 shares; and E&F Properties, Inc. – 827 shares; and

(d) an aggregate of 2,428 shares held by an unrelated foundation for which Mr. Holding serves as a director.

Hope H. Bryant. Mrs. Bryant is, or may be deemed to be, the beneficial owner of an aggregate of 349,311 shares of Class A Common Stock, amounting to 3.40% of the outstanding Class A Common Stock, as described in the table below.

Holder of Shares	Number of Shares	Voting Power Sole	Voting Power Shared	Dispositive Power Sole	Dispositive Power Shared
Hope H. Bryant	58,725	58,725	-0-	58,725	-0-
As beneficiary of trust	10,772	10,772	-0-	10,772	-0-
As Trustee and beneficiary of Hope H. Bryant Revocable Trust	106,615	106,615	-0-	106,615	-0-
As Trustee and beneficiary of Hope H. Bryant 2026 Grantor Retained Annuity Trust	100,000	100,000	-0-	100,000	-0-
As Trustee of trust	735	735	-0-	735	-0-
As Trustee of trust	1,425	1,425	-0-	1,425	-0-
As Trustee of trust	16,497	16,497	-0-	16,497	-0-
By various Trusts (1)	1,494	1,494	-0-	-0-	-0-
By Ella Ann and Frank B. Holding Foundation (2)	3,231	-0-	3,231	-0-	3,231
By Robert P. Holding Foundation (2)	36,460	-0-	36,460	-0-	36,460
By E&F Properties, Inc. (3)	827	-0-	827	-0-	827
By Twin States Farming, Inc. (3)	12,530	-0-	12,530	-0-	12,530
Total	349,311	296,263	53,048	294,769	53,048

(1) Includes two trusts of which Mrs. Bryant does not serve as a trustee but has the power to direct the voting of shares held by the trusts.

(3) Each Foundation is a charitable foundation organized as a non-profit corporation under Section 501(c)(3) of the Internal Revenue Code. Mrs. Bryant serves as an officer and one of five directors of each Foundation and, as a result, may be considered to have shared voting and/or dispositive power with respect to shares held by the Foundations. These shares also are listed as beneficially owned by Frank B. Holding, Jr. and Olivia B. Holding. Mrs. Bryant disclaims beneficial ownership of those shares.

(4) Mrs. Bryant is a shareholder and serves as an officer and director of E&F Properties, Inc. and Twin States Farming, Inc., and, as a result, may be considered to have shared voting and/or dispositive power with respect to shares held by those entities. These shares also are listed as beneficially owned by Olivia B. Holding.

Mrs. Bryant disclaims voting and dispositive power with respect to certain shares of the Issuer's Class A Common Stock which are not listed in the table above as follows:

(a) an aggregate of 300,933 shares held individually or in trusts by or for her adult children and step-son and their spouses and children;

(b) an aggregate of 292,063 shares held by certain corporations of which Mrs. Bryant is a shareholder and a director as follows: Southern BancShares (N.C.), Inc., Mt. Olive, N.C., and its wholly-owned bank subsidiary – 192,063 shares, and Fidelity BancShares (N.C.), Inc., Fuquay-Varina, N.C. – 100,000 shares; and

(c) an aggregate of 174,469 shares held by YVC Holdings, Inc. of which Mrs. Bryant is a shareholder but does not serve as a director or executive officer.

Olivia B. Holding. Ms. Holding is, or may be deemed to be, the beneficial owner of an aggregate of 916,649 shares of Class A Common Stock, amounting to 8.93% of the outstanding Class A Common Stock, as described in the table below.

Holder of Shares	Number of Shares	Voting Power Sole	Voting Power Shared	Dispositive Power Sole	Dispositive Power Shared
As Trustee and beneficiary of Olivia B. Holding Revocable Trust	537,541	537,541	-0-	537,541	-0-
As beneficiary of trust	10,544	10,544	-0-	10,544	-0-
As Trustee of three trusts For unrelated persons	1,930	1,930	-0-	1,930	-0-
As Trustee of three trusts For family members	298,759	298,759	-0-	298,759	-0-
As Co-Trustee Peter M. Bristow Family Irrevocable Trust (1)	12,152	-0-	-0-	-0-	12,152
By Robert P. Holding Foundation (2)	36,460	-0-	36,640	-0-	36,640
By Ella Ann and Frank B. Holding Foundation (2)	3,231	-0-	3,231	-0-	3,231
By Holding Properties, LLC (3)	2,675	2,675	-0-	2,675	-0-
By E&F Properties, Inc. (3)	827	-0-	827	-0-	827
By Twin States Farming, Inc. (3)	12,530	-0-	12,530	-0-	12,530
Total	916,649	851,449	53,048	851,449	65,200

(1) Ms. Holding is one of two co-trustees for the Peter M. Bristow Family Irrevocable Trust and may be considered to have shared dispositive power, but no voting power, with respect to these shares. These shares also are listed as beneficially owned by Claire H. Bristow.

(2) Each Foundation is a charitable foundation organized as a non-profit corporation under Section 501(c)(3) of the Internal Revenue Code. These shares also are listed as beneficially owned by Frank B. Holding, Jr. and Hope H. Bryant. Ms. Holding serves as an officer and one of five directors of each of the Foundations and, as a result, may be considered to have shared voting and/or dispositive power with respect to shares held by the Foundations. Ms. Holding disclaims beneficial ownership of those shares.

(3) Ms. Holding serves as Manager of Holding Properties, LLC and as an officer and director of E&F Properties, Inc. and Twin States Farming, Inc. She may be considered to have sole voting and/or dispositive power with respect to shares held by the limited liability company and shared voting and/or dispositive power with respect to shares held by the two corporations. These shares held by E&F Properties, Inc. and Twin States Farming, Inc. also are listed as beneficially owned by Hope H. Bryant.

Ms. Holding disclaims voting and dispositive power with respect to certain shares of the Issuer's Class A Common Stock which are not listed in the table above as follows:

(a) an aggregate of 466,532 shares held by other corporations of which Ms. Holding is a shareholder and a director as follows: Southern BancShares (N.C.), Inc., Mt. Olive, N.C., and its wholly-owned bank subsidiary, — 192,063 shares, Fidelity BancShares (N.C.), Inc., Fuquay-Varina, N.C. — 100,000 shares and YVC Holdings, Inc. — 174,469 shares.

Claire H. Bristow. Mrs. Bristow is, or may be deemed to be, the beneficial owner of an aggregate of 513,415 shares of Class A Common Stock, amounting to 5.00% of the outstanding Class A Common Stock, as described in the table below.

Holder of Shares	Number of Shares	Voting Power Sole	Voting Power Shared	Dispositive Power Sole	Dispositive Power Shared
Claire H. Bristow	30,000	30,000	-0-	30,000	-0-
As beneficiary of trust	10,858	10,858	-0-	10,858	-0-
As Trustee and beneficiary of Claire H. Bristow 2nd Amended and Restated Trust	206,488	206,488	-0-	206,488	-0-
As beneficiary of Claire H. Bristow 2018 Irrevocable Family Trust (1)	14,500	-0-	14,500	-0-	14,500
As Trustee and beneficiary of Claire H. Bristow 2025 Grantor Retained Annuity Trust	115,252	115,252	-0-	115,252	-0-
As Trustee and beneficiary of Claire H. Bristow 2020 Grantor Retained Annuity Trust	42,078	-0-	42,078	-0-	42,078
Peter M. Bristow 2nd Amended and Restated Trust (2)	8,655	-0-	8,655	-0-	8,655
As Co-trustee of Peter M. Bristow Family Irrevocable Trust (3)	12,152	12,152	-0-	-0-	12,152
By spouse as Trustee for son (1)(2)	19,041	-0-	19,041	-0-	19,041
By spouse as Trustee for daughter (1)(2)	19,041	-0-	19,041	-0-	19,041
By spouse as Trustee for daughter (1)(2)	19,041	-0-	19,041	-0-	19,041
By PMB Investments LLC (2)(4)	6,106	-0-	6,106	-0-	6,106
By CRB Investments LLC (2)(4)	2,154	-0-	2,154	-0-	2,154
By EHB Investments LLC (2)(4)	2,045	-0-	2,045	-0-	2,045
By various Trusts (2)(5)	6,004	-0-	6,004	-0-	-0-
Total	513,415	374,750	138,665	362,598	144,813

(1) In the case of each trust, Mrs. Bristow's spouse serves as trustee and she or one of their adult children is the income beneficiary.

(2) All shares are held separately by Mrs. Bristow's spouse as trustee and beneficiary of a trust, as trustee of trusts or manager of limited liability companies for the benefit of their adult children, or with voting power over shares held by other trusts. Although Mrs. Bristow may be considered to have shared voting and dispositive power with respect to the shares because of their spousal relationship, she has no such actual power. She disclaims beneficial ownership of the shares held by her spouse, and this Schedule 13D/A shall not be construed as an admission that Mrs. Bristow is the beneficial owner of those shares.

(3) Mrs. Bristow is one of two co-trustees for the Peter M. Bristow Family Irrevocable Trust and may be considered to have sole voting and shared dispositive power with respect to these shares. These shares also are listed as beneficially owned by Olivia B. Holding.

(4) In the case of each limited liability company, Mrs. Bristow's spouse serves as manager and one of their adult children is the majority owner.

(5) Includes two trusts of which Mrs. Bristow's spouse is not a trustee but has the power to vote shares held by the trusts.

Mrs. Bristow disclaims voting and dispositive power with respect to certain shares of the Issuer's Class A Common Stock which are not listed in the table above as follows:

(a) 3,231 shares held by the Ella Ann and Frank B. Holding Foundation of which Mrs. Bristow serves as one of five directors but not as an officer;

(b) an aggregate of 479,889 shares held by certain other corporations of which Mrs. Bristow and/or her spouse are shareholders but of which neither of them serves as a director or officer as follows: Southern BancShares (N.C.), Inc., Mt. Olive, N.C., and its wholly-owned bank subsidiary – 192,063 shares; Fidelity BancShares (N.C.), Inc., Fuquay-Varina, N.C. – 100,000 shares; YVC Holdings, Inc. – 174,469 shares; Twin States Farming, Inc. – 12,530 shares; and E&F Properties, Inc. – 827 shares; and

(c) an aggregate of 46,798 shares held individually by her adult children and spouses of two of her adult children.

Carson H. Brice. Mrs. Brice is, or may be deemed to be, the beneficial owner of an aggregate of 296,883 shares of Class A Common Stock, amounting to 2.89% of the outstanding Class A Common Stock, as described in the table below.

Holder of Shares	Number of Shares	Voting Power Sole	Voting Power Shared	Dispositive Power Sole	Dispositive Power Shared
As Trustee and beneficiary or Carson H. Brice Revocable Trust	235,863	235,863	-0-	235,863	-0-
As beneficiary of Trust	10,652	10,652	-0-	10,652	-0-
By spouse (1)	900	-0-	900	-0-	900
As custodian for son	16,890	16,890	-0-	16,890	-0-
As custodian for daughter	16,289	16,289	-0-	16,289	-0-
As custodian for daughter	16,289	16,289	-0-	16,289	-0-
Total	296,883	295,983	900	295,983	900

(1) All shares are held separately by Ms. Brice's spouse. Although Ms. Brice may be considered to have shared voting and dispositive power with respect to the shares because of their spousal relationship, she disclaims beneficial ownership of the shares held by her spouse and this Schedule 13D/A shall not be construed as an admission that Ms. Brice is the beneficial owner of those shares.

Mrs. Brice disclaims voting and dispositive power with respect to certain shares of the Issuer's Class A Common Stock which are not listed in the table above as follows:

(a) an aggregate of 298,759 shares held by a family member as trustee of three irrevocable trusts for the benefit of her children;

(b) an aggregate of 39,691 shares held by the Robert P. Holding Foundation and the Ella Ann and Frank B. Holding Foundation, of which Mrs. Brice serves as one of five directors but not as an officer; and

(c) an aggregate of 479,889 shares held by certain corporations of which Mrs. Brice and/or her spouse are shareholders but of which neither of them serves as a director or officer as follows: Southern BancShares (N.C.), Inc., Mt. Olive, N.C., and its wholly-owned bank subsidiary – 192,063 shares; Fidelity BancShares (N.C.), Inc., Fuquay-Varina, N.C. – 100,000 shares; YVC Holdings, Inc. – 174,469 shares; Twin States Farming, Inc. – 12,530 shares; and E&F Properties, Inc. – 827 shares.